

August 25, 2010

Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, WA 98021

> **Re:** **Seattle Genetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-32405**

Dear Dr. Siegall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1 – Business

1. Please provide the requested disclosure and address the following issues regarding your corporate collaborations, licensing agreements and other material agreements.

    -   Provide a discussion of the material terms of the supply agreements with Abbott Laboratories and Organichem and the manufacturing agreements with Laureate Pharma as you have filed them as exhibits. Alternatively, provide a comprehensive analysis as to why the material terms of each of them need not be disclosed.

    -   File as an exhibit the manufacturing agreement the registrant recently entered into with PFMP for the manufacture of commercial quantities of Brentuximab Vedotin and the additional agreements with SAFC and Piramal and disclose the material terms of these agreements. Alternately, provide a comprehensive analysis as to as

> to why the material terms of each of these agreements need not be disclosed nor the agreements filed as exhibits.

- File as exhibits the collaboration agreements with GlaxoSmithKline, Daiichi Sankyo, Progenics, MedImmune, Bayer and Celldex or alternatively, provide a comprehensive analysis as to why each of such agreements need not be filed as exhibits.

- For the Millenium Brentuximab Vedotin Collaboration agreement please disclose a narrower royalty range, such as "mid-teens" or "low twenties."

- For each of the collaboration agreements please disclose the aggregate potential milestone payments and the royalty rate or narrow royalty range that each collaborator has agreed to pay to you.

- For each of the Bayer, Celldex and MedImmune collaboration agreements please disclose the aggregate amount of the milestone payments that have been paid to date.

- For each of the in-license agreements please disclose the amounts of aggregate potential milestone payments, milestone payments paid to date, annual maintenance fees and royalty rates or narrow royalty range.

Patents and Proprietary Technology, page 17

2. Please disclose the total number of patents to which you own the rights for each product group, and the numbers of those patents that you own and in-license.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director